Exhibit 4.7
DESCRIPTION OF REGISTRANT’S SECURITIES REGISTERED PURSUANT TO SECTION 12 OF THE SECURITIES EXCHANGE OF 1934, AS AMENDED
This description is summarized from, and qualified in its entirety by reference to, our certificate of incorporation, our amended and restated bylaws, our amended and restated registration rights agreement to which we and certain of our stockholders are parties and our warrant agreement with Equiniti Trust Company, LLC, as warrant agent, dated November 21, 2025 (“warrant agreement”), and by applicable law. We encourage you to read our certificate of incorporation, our amended and restated bylaws, our amended and restated registration rights agreement and our warrant agreement, each of which has been publicly filed with the U.S. Securities and Exchange Commission, and the applicable provisions of Delaware law, for more information.
Capital Stock
As of December 31, 2025, our authorized capital stock consists of:
●3,000,000,000 shares of common stock, $0.0001 par value; and
●100,000,000 shares of preferred stock, $0.0001 par value.
All shares of our common stock outstanding are fully paid and non-assessable.
Preferred Stock
Our board of directors has authority to issue shares of our preferred stock in one or more series, to fix for each such series such voting powers, designations, preferences, qualifications, limitations or restrictions thereof, including dividend rights, conversion rights, redemption privileges and liquidation preferences for the issue of such series all to the fullest extent permitted by the Delaware General Corporation Law (the “DGCL”). The issuance of our preferred stock could have the effect of decreasing the trading price of our common stock, restricting dividends on our capital stock, diluting the voting power of our common stock, impairing the liquidation rights of our capital stock, or delaying or preventing a change in control of the Company.
Common Stock
Our common stock is not entitled to preemptive or other similar subscription rights to purchase any of the Company’s securities. Our common stock is neither convertible nor redeemable and has no sinking fund provisions. Unless our board of directors determines otherwise, we issue all of our capital stock in uncertificated form.
Voting Rights
Each holder of our common stock is entitled to one vote per share on each matter submitted to a vote of stockholders, as provided by our certificate of incorporation. Our amended and restated bylaws provide that the holders of a majority in voting power of the capital stock issued and outstanding and entitled to vote, present in person, or by remote communication, if applicable, or represented by proxy, will constitute a quorum at all meetings of the stockholders for the transaction of business. When a quorum is present, the affirmative vote of a majority in voting power of the votes cast is required to take action, unless otherwise specified by law, the rules or regulations of any stock exchange applicable to the Company, the amended and restated bylaws or the certificate of incorporation, and except for the election of directors, which is determined by a plurality of the votes cast. There are no cumulative voting rights.

Dividend Rights
Each holder of shares of our capital stock is entitled to the payment of dividends and other distributions as may be declared by our board of directors from time to time out of our assets or funds legally available for dividends or other distributions. These rights are subject to the preferential rights of the holders of our preferred stock, if any, and any contractual limitations on our ability to declare and pay dividends.
Other Rights
Each holder of our common stock is subject to, and may be adversely affected by, the rights of the holders of any series of our preferred stock that we may designate and issue in the future.
Liquidation Rights
If we are involved in voluntary or involuntary liquidation, dissolution or winding up of our affairs, or a similar event, each holder of our common stock will participate pro rata in all assets remaining after payment of liabilities, subject to prior distribution rights of our preferred stock, if any, then outstanding.
Registration Rights
Pursuant to our amended and restated registration rights agreement, we agreed to file a shelf registration statement with respect to the registrable securities under the registration rights agreement. Certain stockholders may request to sell all or any portion of their registrable securities in an underwritten offering up to two times in any 12-month period, so long as the total offering price is reasonably expected to exceed $100.0 million. We also agreed to provide “piggyback” registration rights, subject to certain requirements and customary conditions. The amended and restated registration rights agreement also provides that we will pay certain expenses relating to such registrations and indemnify the stockholders against certain liabilities.
Anti-Takeover Effects of Provisions of Our Certificate of Incorporation and Our Amended and Restated Bylaws
Our certificate of incorporation and our amended and restated bylaws contain provisions that may delay, defer or discourage another party from acquiring control of the Company. We expect that these provisions, which are summarized below, will discourage coercive takeover practices or inadequate takeover bids. These provisions are also designed to encourage persons seeking to acquire control of the Company to first negotiate with our board of directors, which we believe may result in an improvement of the terms of any such acquisition in favor of our stockholders. However, they also give our board of directors the power to discourage mergers that some stockholders may favor.
Special Meetings of Stockholders
Our certificate of incorporation provides that a special meeting of stockholders may be called only by the (a) the Chairperson of our board of directors, (b) our board of directors, (c) our Chief Executive Officer or (d) our President, provided that such special meeting may be postponed, rescheduled or cancelled by our board of directors or other person calling the meeting.
Classified Board of Directors
Our certificate of incorporation provides that directors shall be classified with respect to the time for which they severally hold office into three classes, designated as Class I, Class II and Class III. Each class shall consist, as nearly as may be possible, of one third of the total number of directors constituting the whole board of directors. At each annual meeting of stockholders of the Company, the successors of the class of directors whose term expires at that meeting shall be elected to hold office for a term expiring at the annual meeting of stockholders held in the third year following the year of their election. Each director shall hold office until his or her successor is duly elected and qualified or until his or her earlier death, resignation, disqualification or removal in accordance with the certificate of incorporation. No decrease in the number of directors shall shorten the term of any incumbent director. The classification of the board of directors could make it more difficult for a third party to acquire, or discourage a third party from seeking to acquire, control of our Company.
Action by Written Consent
The certificate of incorporation provides that any action required or permitted to be taken by the stockholders must be effected at an annual or special meeting of the stockholders, and may not be taken by written consent in lieu of a meeting. Notwithstanding the foregoing, any action required or permitted to be taken by the holders of any series of preferred stock, voting separately as a series or separately as a class with one or more other such series, may be taken without a meeting, to the extent expressly so provided by the applicable certificate of designation relating to such series of preferred stock.
Removal of Directors
Our board of directors or any individual director may be removed from office at any time, but only for cause and only by the affirmative vote of the holders of at least a majority of the voting power of all of the then outstanding shares of our voting stock entitled to vote at an election of directors.
Delaware Anti-Takeover Statute
Our certificate of incorporation provides that we are not subject to Section 203 of the DGCL, an anti-takeover law. Section 203 of the DGCL provides that if a person acquires 15% or more of the voting stock of a Delaware corporation, such person becomes an “interested stockholder” and may not engage in certain “business combinations” with such corporation for a period of three years from the time such person acquired 15% or more of such corporation’s voting stock, unless: (1) the board of directors of such corporation approves the acquisition of stock or the merger transaction before the time that the person becomes an interested stockholder, (2) the interested stockholder owns at least 85% of the outstanding voting stock of such corporation at the time the merger transaction commences (excluding voting stock owned by directors who are also officers and certain employee stock plans), or (3) the merger transaction is approved by the board of directors and at a meeting of stockholders, not by written consent, by the affirmative vote of 2/3 of the outstanding voting stock which is not owned by the interested stockholder. However, our certificate of incorporation contains provisions that have a similar effect to Section 203, except that they provide that certain stockholders will not be deemed to be “interested stockholders”, regardless of the percentage of our voting stock owned by them, and accordingly will not be subject to such restrictions.
Exclusive Jurisdiction of Certain Actions
The certificate of incorporation provides that, unless the Company consents in writing to the selection of an alternative forum, the Court of Chancery (the “Chancery Court”) of the State of Delaware (or, in the event that the Chancery Court does not have jurisdiction, the federal district court for the District of Delaware or other state courts of the State of Delaware) and any appellate court thereof shall, to the fullest extent permitted by law, shall be the sole and exclusive forum for (i) any derivative action, suit or proceeding brought on behalf of the Company, (ii) any action, suit or proceeding asserting a claim of breach of a fiduciary duty owed by any director, officer or stockholder of the Company to the Company or to the Company’s stockholders, (iii) any action, suit or proceeding arising pursuant to any provision of the DGCL or the amended and restated bylaws or the certificate of incorporation (as either may be amended from time to time), (iv) any action, suit or proceeding as to which the DGCL confers jurisdiction on the Court of Chancery of the State of Delaware, or (v) any action, suit or proceeding asserting a claim against the Corporation or any current or former director, officer or stockholder governed by the internal affairs doctrine. If any action the subject matter of which is within the scope of the immediately preceding sentence is filed in a court other than the courts in the State of Delaware (a “Foreign Action”) in the name of any stockholder, such stockholder shall be deemed to have consented to (a) the personal jurisdiction of the state and federal courts in the State of Delaware in connection with any action brought in any such court to enforce the provisions of the immediately preceding sentence and (b) having service of process made upon such stockholder in any such action by service upon such stockholder’s counsel in the Foreign Action as agent for such stockholder. Notwithstanding the foregoing, the Certificate of Incorporation provides that the exclusive forum provision shall not apply to suits brought to enforce any liability or duty created by the Securities Act of 1933, as amended (the “Securities Act”), the Securities Exchange Act of 1934, as amended, or any other claim for which the federal courts of the United States have exclusive jurisdiction. Unless the Company consents in writing to the selection of an alternative forum, to the fullest extent permitted by law, the federal district courts of the United States of America shall be the exclusive forum for the resolution of any complaint asserting a cause of action arising under the Securities Act.
Nasdaq Global Select Market Listing
Our common stock is listed on the Nasdaq Global Select Market under the symbol “OPEN.”
Transfer Agent
The transfer agent and registrar for our common stock is Equiniti Trust Company, LLC.
Series K, Series A and Series Z Warrants
The following is a description of the publicly traded warrants (the “Warrants”) originally issued pursuant to, and governed by the terms of, our warrant agreement, a copy of which is filed as an exhibit to our Annual Report on Form 10-K. The Warrants consists of three series, Series K Warrants, Series A Warrants and Series Z Warrants, each of which are currently listed on Nasdaq under the symbols “OPENW” for the Series K Warrants, “OPENL” for the Series A Warrants, and “OPENZ” for the Series Z Warrants.
On November 21, 2025, we issued a total of (i) 33,098,382 Series K Warrants (which represent the right to purchase up to 33,098,382 shares of our common stock, assuming that no Series K Warrants or shares of our common stock are rounded down), (ii) 33,098,382 Series A Warrants (which represent the right to purchase up to 33,098,382 shares of our common stock, assuming that no Series A Warrants or shares of our common stock are rounded down) and (iii) 33,098,382 Series Z Warrants (which represent the right to purchase up to 33,098,382 shares of our common stock, assuming that no Series Z Warrants or shares of our common stock are rounded down). As of February 12, 2026, 33,093,641 Series K Warrants, 33,097,767 Series A Warrants and 33,097,768 Series Z Warrants remain outstanding.
Exercise
Each Warrant for each series is exercisable for one share of our common stock, subject to certain adjustments set forth in the warrant agreement and as further described below. Such number of shares of our common stock, as it may be adjusted, is referred to as the warrant exercise rate. We will not issue fractional shares of our common stock, or pay cash in lieu thereof, upon the exercise of any Warrant, including any net exercise (as described below). If a warrant holder would be entitled to receive a fractional number of shares of our common stock upon exercise of its Warrants, we will round down the total number of shares of our common stock to be issued to such holder to the nearest whole number.
The warrant exercise price for each series of Warrants is, initially, $9.00 for each Series K Warrant (the “Series K Exercise Price”), $13.00 for each Series A Warrant (the “Series A Exercise Price”) and $17.00 for each Series Z Warrant (the “Series Z Exercise Price”). The Warrant Exercise Price for each series of Warrants must be paid in cash unless we elect, in our sole discretion, to change the exercise method for such series of Warrants to net exercise pursuant to the provisions of the warrant agreement. If we elect for a series of Warrants to be subject to net exercise, no cash exercise price will be paid to exercise Warrants of that series and the number of shares issuable upon exercise of Warrants of that series will be calculated in accordance with the formula set forth below under “Issuer Option to Change Exercise Method to Net Exercise” below.
Subject to applicable laws and regulations, the Warrants of each series may be exercised at any time until 5:00 p.m. New York City time on the Expiration Date (as defined below) for such series of Warrants. Any otherwise valid exercise of a Warrant submitted after the applicable deadline for exercise may, in our sole and absolute discretion, be accepted and honored.
With respect to each series of Warrants, upon the occurrence of the first 30 consecutive VWAP Trading Day (as defined in the warrant agreement) period (in each case, a “Reference Period”) that includes 20 Qualifying Trading Days (whether or not consecutive) for such series of Warrants (an “Early Expiration Price Condition” for a series of Warrants, and the last of such 20 Qualifying Trading Days to occur, an “Early Expiration Price Condition Date” for such series of Warrants), the Expiration Date for the applicable series of Warrants will automatically accelerate to the first Scheduled Trading Day (as defined in the warrant agreement) (or, if a Net Exercise Period (as defined below) is in effect for such series of Warrants, the second Scheduled Trading Day) immediately following the Early Expiration Price Condition Date for such series of Warrants. Notwithstanding the foregoing, we may set an Alternate Expiration Date (defined below) for a series of Warrants as described below.
For purposes of this description, (i) “Qualifying Trading Day” with respect to a series of Warrants means any VWAP Trading Day on which the Daily VWAP (as defined in the warrant agreement) is at least equal to the Early Expiration Trigger Price for such series of Warrants in effect on such VWAP Trading Day, (ii) the “Series K Early Expiration Trigger Price” is initially equal to $10.80, subject to certain adjustments described below, (iii) the “Series A Early Expiration Trigger Price” is initially equal to $15.60, subject to certain adjustments described below, (iv) the “Series Z Early Expiration Trigger Price” is initially equal to $20.40, subject to certain adjustments described below, and (v) the “Early Expiration Date” with respect to a series of Warrants means either (x) the first Scheduled Trading Day (or, if a Net Exercise Period is in effect for such series of Warrants, the second Scheduled Trading Day) immediately following the Early Expiration Price Condition Date for such series of Warrants or (y) if applicable, the Alternate Expiration Date for such series of Warrants set as described below.
In the event of an early expiration of a series of Warrants, the Warrants of such series will be exercisable until 5:00 p.m. New York City time on such Early Expiration Date.
If the Early Expiration Price Condition Date occurs with respect to a series of Warrants, we will make a public announcement of such occurrence by issuance of a press release (an “Early Expiration Price Condition Notice”) as promptly as practicable after close of the regular trading session of Nasdaq (disregarding any after-hours trading) on the Early Expiration Price Condition Date for such series of Warrants setting forth the Early Expiration Date for such series of Warrants, which may be an Alternate Expiration Date for such series of Warrants as set forth below. In addition, in the event that a Market Disruption Event (as defined in the warrant agreement) occurs on such first Scheduled Trading Day (or, if a Net Exercise Period is in effect for such series of Warrants, the first or second Scheduled Trading Day) immediately following the Early Expiration Price Condition Date for such series of Warrants, then we may set an Alternate Expiration Date for such series of Warrant whether or not we made a public announcement to reserve our right to set an Alternate Expiration Date.
We may, in our sole discretion, elect to set the Early Expiration Date for a series of Warrants on any Scheduled Trading Day falling at any time after the first Scheduled Trading Day (or, if a Net Exercise Period is in effect for such series of Warrants, the second Scheduled Trading Day) immediately following the Early Expiration Price Condition Date for such series of Warrants (such date, an “Alternate Expiration Date” for such series of Warrants). Any such

Alternate Expiration Date shall be specified in the Early Expiration Price Condition Notice for such series of Warrants. In order to set an Alternate Expiration Date, we will be required to, no later than the 5th Qualifying Trading Day for a series of Warrants (whether or not consecutive) occurring in any 20 consecutive VWAP Trading Day period, make a public announcement by issuance of a press release that we are reserving the right to set an Alternate Expiration Date in the event the Early Expiration Price Condition for such series of Warrants does occur. For the avoidance of doubt, such election by us to set an Alternate Expiration Date for a series of Warrants shall be deemed effective irrespective of whether the 20 consecutive VWAP Trading Day period referred to in the immediately preceding sentence overlaps or not in any part with the Reference Period that ended on the Early Expiration Condition Date for such series of Warrants.
If we set an Alternate Expiration Date for a series of Warrants, the expiration of such series of Warrants on such Alternate Expiration Date shall be conditioned on (x) each of the two Scheduled Trading Days immediately preceding such Alternate Expiration Date being a VWAP Trading Day and (y) the Daily VWAP on each of such two VWAP Trading Days immediately preceding such Alternate Expiration Date being at least equal to the quotient obtained by dividing the Warrant Exercise Price for such series of Warrants by the Warrant Exercise Rate for such series of Warrants (the “Additional Alternate Expiration Date Conditions” for such series of Warrants in respect of such Alternate Expiration Date). As promptly as practicable after close of the regular trading session of Nasdaq (disregarding any after-hours trading) on the Scheduled Trading Day immediately preceding the Alternate Expiration Date for a series of Warrants, we will make a public announcement by issuance of a press release as to whether the Additional Alternate Expiration Date Conditions for such series of Warrants is met. We may, in our sole discretion, by making a public announcement by issuance of a press release, postpone further (on one or more occasions) such Alternate Expiration Date for such series of Warrants to a new Alternate Expiration Date (which, for the avoidance of doubt, shall be conditional to the Additional Alternate Expiration Date Conditions for such series of Warrants in respect of the Alternate Expiration Date so postponed).
If the Additional Alternate Expiration Date Conditions for a series of Warrants are not satisfied in respect of any Alternate Expiration Date for such series of Warrants and we do not postpone such Alternate Expiration Date for such series of Warrants as described in the immediately preceding paragraph (an “Alternate Expiration Date Annulment” in respect of such Alternate Expiration Date), the Expiration Date for such series of Warrants will remain the Scheduled Expiration Date unless another Early Expiration Price Condition Date subsequently occurs for such series of Warrants.
Warrant Exercise Rate Adjustments
The Warrant Exercise Rate for each series of Warrants is subject to certain adjustments for events pursuant to the warrant agreement, including: (i) stock dividends, splits, subdivisions, reclassifications and combinations; (ii) rights issues, (iii) other distributions and spin-offs; (iv) cash dividends or distributions; and (v) shareholder rights plans. In addition, the Warrant Exercise Rate may be voluntarily increased by us from time to time. The Early Expiration Trigger Price for each series of Warrants is subject to proportional adjustment when the Warrant Exercise Rate for such series of Warrants is adjusted or amended or the Warrant Exercise Price for such series of Warrants is amended.
Maintenance of Registration Statement
We will use our commercially reasonable efforts to keep a registration statement effective, subject to certain exceptions, covering the issuance of our common stock issuable upon the exercise of the Warrants. If the registration statement ceases to be effective for any reason at any time, then the right to exercise Warrants shall (unless there is a Net Exercise Period in effect for such series of Warrants) be automatically suspended until such registration statement becomes effective (any such period, an “Exercise Suspension Period”). We shall provide notice by press release of any Exercise Suspension Period for any series of Warrants. No calculation of the Daily VWAP for purposes of determining the Early Expiration Price Condition for any series of Warrants shall occur during any Exercise Suspension Period for such series of Warrants. If the Expiration Date for such series of Warrants would otherwise fall in an Exercise

Suspension Period, the Expiration Date for such series of Warrants shall be extended by the number of days comprised in such Exercise Suspension Period for such series of Warrants.
Issuer Option to Change Exercise Method to Net Exercise
We may, in our sole discretion, (i) at any time upon at least 10 calendar days’ prior notice or (ii) at any time during an Exercise Suspension Period upon one Trading Day’s (as defined in the warrant agreement) notice, elect to change the exercise method for any series of Warrants to net exercise as described herein. Subsequent to such change of exercise method to net exercise, we may, in our sole discretion, at any time upon at least 10 calendar days’ prior notice, change such exercise method back to cash exercise to be effected as described herein. We shall be deemed to have provided any such notice by issuance of a press release of any such election, which shall be deemed to be effective on the Business Day so designated by us in such notice (which, for the avoidance of doubt, must be no earlier than 10 days or 1 Trading Day, as applicable, after such date of such announcement as provided in the immediately preceding sentence). “Net Exercise Period” means with respect to any series of Warrants, any period beginning on, the first Business Day on which our election to change the exercise method of such series of Warrants to net exercise is deemed effective as described in this paragraph, and ending on, the Business Day immediately preceding the first Business Day on which our election to change the exercise method for such series of Warrants to cash exercise is deemed effective as described in this paragraph.
If any Warrant is exercised during a Net Exercise Period, a holder of such series of Warrants will not be required to pay the Warrant Exercise Price to exercise such series of Warrants and the number of shares of our common stock issuable for such exercise shall be calculated based on the following formula:

VWAP – SP WS = NW x WER x ____________ VWAP
Where:

WS	=	the number of shares of our common stock issuable for such exercise;
NW	=	the number of Warrants of such series exercised;
WER	=	the Warrant Exercise Rate for such series of Warrants in effect immediately prior to the close of business on the relevant Exercise Date;
VWAP	=	the Daily VWAP for the VWAP Trading Day immediately preceding the relevant Exercise Date (subject to any adjustment provided in the Warrant Agreement in the event of an adjustment to the applicable Warrant Exercise Rate); and
SP	=
the Warrant Exercise Price for such series of Warrants divided by the Warrant Exercise Rate for such series of Warrants, in each case in effect immediately prior to the close of business on the relevant Exercise Date.

If the formula set forth above would result in zero or a negative number with respect to the exercise of any Warrant, no shares of our common stock will be issued upon exercise of such Warrant and the Warrant will cease to be outstanding.

Rights as a Stockholder
Holders of Warrants do not have any rights as a stockholder with respect to the shares of our common stock issuable upon exercise of the Warrants prior to the time such Warrants are validly exercised, and the Warrant Exercise Price is paid (unless net exercise applies).
Warrant Agent and Calculation Agent
The Warrant Agent for the Warrants is Equiniti Trust Company, LLC and the Calculation Agent for the Warrants is ConvEx Capital Markets LLC.
Warrant Agreement and Amendments
The Warrants are issued in registered form under the warrant agreement. You should review a copy of the warrant agreement, which is included as an exhibit to our Annual Report on Form 10-K, for a description of the terms and conditions applicable to the Warrants. The warrant agreement may be amended without the consent of any warrant holder to cure any ambiguity, omission, defect or inconsistency, to provide for the assumption by a successor company in any Share Exchange Event (as defined in the warrant agreement), to extend the Expiration Date for any series of Warrants, to increase the Warrant Exercise Rate or decrease the Warrant Exercise Price for any series of Warrants, to provide for net share settlement upon exercise of any series of Warrants in a manner other than as provided in “—Issuer Option to Change Exercise Method to Net Exercise” above, to make any change that does not adversely affect the rights of any warrant holder in any material respect, to provide for a successor Warrant Agent or Calculation Agent, in connection with any Share Exchange Event, to provide that Warrants are exercisable for units of reference property, to conform the provisions of the warrant agreement or the certificates for the Warrant to the “Description of the Warrants” section of the prospectus supplement relating to the issuance and sale of shares of our common stock upon exercise of the Warrants or to provide for or confirm the issuance of additional Warrants as provided in the warrant agreement. With the written consent of the holders of a majority of the then outstanding Warrants of any series, we may from time to time amend the warrant agreement and/or the certificates for such series of Warrants in a manner that has a material adverse effect on the interests of the holders of such series of Warrants. Notwithstanding the foregoing, in the event that any amendment would have a material adverse effect on the interests of the holders of all series of Warrants in the same manner, then such amendment shall require the written consent of the holders of a majority of the then outstanding Warrants of all series, voting as a single class.